UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Macatawa Bank Corporation
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
5542254102
(CUSIP Number)
Honigman Miller Schwartz and Cohn LLP
Columbia Plaza
350 E. Michigan Avenue, Suite 300
Kalamazoo, MI 49007
Attention: Phillip D. Torrence
(269) 337-7702
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	5542254102

1	NAMES OF REPORTING PERSONS White Bay Capital, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,604,202 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,604,202 shares

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,604,202 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 2 of 6 pages

CUSIP No.	5542254102

1	NAMES OF REPORTING PERSONS Stephen A. Van Andel 2009 WBC Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,604,202 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,604,202 shares

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,604,202 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 6 pages

CUSIP No.	5542254102

1	NAMES OF REPORTING PERSONS Stephen A. Van Andel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,604,202 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,604,202 shares

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,604,202 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 4 of 6 pages

CUSIP No.	5542254102
     This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed jointly with the Securities and Exchange Commission on December 31, 2010 by White Bay Capital, LLLP, a Delaware limited liability limited partnership, the Stephen A. Van Andel 2009 WBC Trust and Stephen A. Van Andel, each of which is referred to herein as a “Reporting Person” or collectively as the “Reporting Persons”. Specifically, this Amendment No. 1 amends and restates, in their entirety, Items 1 and 5 and supplements Items 3, 4 and 6 of the Original 13D.
Item 1. Security and Issuer.
     This statement relates to shares of Series A Noncumulative Convertible Perpetual Preferred Stock (the “Preferred Shares”) and to shares of common stock (“Common Stock”) of Macatawa Bank Corporation (the “Issuer”). The principal executive office of the Issuer is located at 10753 Macatawa Drive, Holland, Michigan 49424.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 29, 2011, in connection with the Issuer’s public offering of 4,456,186 shares of Common Stock at a price of $2.30 per share, White Bay Capital, LLLP acquired 1,369,566 shares of Common Stock (the “Public Offering Shares”) from the Issuer for a total purchase price of $3,150,000. The funds used to acquire the Public Offering Shares were from the partners of White Bay Capital, LLLP.
Item 4. Purpose of Transaction.
     The Preferred Shares and the Public Offering Shares were acquired for investment purposes.
Item 5. Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own 3,604,202 shares of the Common Stock of the Issuer, 2,234,636 shares of which are pursuant to their ownership of 20,000 Preferred Shares of the Issuer, which, subject to their terms, are convertible into shares of Common Stock of the Issuer.

The Reporting Persons’ beneficial ownership represents 13.5% of the issued and outstanding shares of the Issuer’s Common Stock.

(b)	The Reporting Persons have the sole power to vote and dispose of the stock reported pursuant to paragraph (a).

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Page 5 of 6 pages

CUSIP No.	5542254102
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          In connection with its purchase of the Public Offering Shares, White Bay Capital, LLLP entered into a Subscription Agreement in the form customarily employed by the Issuer in connection with its public offering.
SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: July 15, 2011

White Bay Capital, LLLP
By:	Stephen A. Van Andel 2009 WBC
Trust, its general partner

By:	/s/ Stephen A. Van Andel
	Name:	Stephen A. Van Andel
	Title:	Trustee

Stephen A. Van Andel 2009 WBC Trust
By:	/s/ Stephen A. Van Andel
	Name:	Stephen A. Van Andel
	Title:	Trustee

/s/ Stephen A. Van Andel
Name:	Stephen A. Van Andel

Page 6 of 6 pages